18000751

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 43249 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIELDSTONE SERVICES, CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF AMERICAS 4TH FL .
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAD BULL (917) 923-9649
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, PC
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTY RD (Address) SELDEN (City) NY (State) 11784 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Oyc 8/1/18

# OATH OR AFFIRMATION

I, MANFRED ERNST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIELDSTONE SERVICES, CORP., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LAKEISHA MONIQUE GAINES
Notary Public, State of New York
No. 01GA6333768
Qualified in Kings County
Commission Expires Nov. 30, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIELDSTONE SERVICES CORP.

(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

December 31, 2017

**Table of Contents**


| | Page |
|---|---|
| Face Page to Form X-17A-5 | 2A |
| Affirmation of Officer | 2B |
| Independent Auditor's Report | 3-4 |
| Financial Statements | |
| Statement of Financial Condition | 5 |
| Statement of Operations | 6 |
| Statement of Change in Shareholder's Deficit | 7 |
| Statement of Cash Flow | 8 |
| Notes to Financial Statements | 9-11 |
| SUPPLEMENTARY INFORMATION | |
| Computaion of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 | 12 |
| Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 | 13 |
| Exemption Report | |
| Independent Auditor's Review Report Required By the SEC Rule 17a-5(g)(1) For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3 | |

**MICHAEL DAMSKY CPA, P.C.**
**260 MIDDLE COUNTRY ROAD SUITE 8B**
**SELDEN, NEW YORK 11784**
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

**INDEPENDENT AUDITORS' REPORT**

Mr. Manfred Ernst
Fieldstone Services Corp.
New York, NY 10036

We have audited the accompanying statement of financial condition of Fieldstone Services Corp as of December 31, 2017, and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fieldstone Services Corp as of December 31, 2017, and the results of its operations, and its cash flows for the year then ended, in accordance with Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on page12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the Public Company Accounting Oversight Board (United States). In our opinion the information contained in the supplementary schedules on page 12, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

*Michael Damsky*

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 28, 2018

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Fieldstone Services Corp.

Certified Public Accountant

February 25, 2018

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

| | |
|---|---|
| **ASSETS** | |
| Cash | 10,078 |
| Receivables from Parent | 179,179 |
| Other assets | 2,250 |
| **TOTAL ASSETS** | 191,507 |
| **LIABILITIES AND SHAREHOLDER'S DEFICIT** | |
| Liabilities: | |
| Accounts payable and accrued expenses | 310,762 |
| Other Liablilities | 49,878 |
| | 360,640 |
| Commitment & contingencies | |
| Shareholder deficit: | |
| Common stock - $.01 par value; 3000 shares authorized 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 395,199 |
| Retained earnings (deficit) | (564,333) |
| Total shareholder's deficit | (169,133) |
| **TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT** | 191,507 |

See accompanying notes to financials to statements

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF OPERATION
December 31, 2017

| | |
|---|---|
| Revenues: | $ 149,378 |
| | |
| Expenses: | |
| Occupancy | 197,400 |
| Regulatory fees | 4,415 |
| Interest expense | 284 |
| Professional Fees | 35,135 |
| Insurance | 472 |
| | |
| Total expense | 237,706 |
| Net Loss | $ (88,328) |

See accompanying notes to financials to statements

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

| | Comm on Stock | Additional Paid-in capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance - January 1, 2017 | $ 1 | $ 395,199 | $ (476,005) | $ (80,805) |
| Net loss | $ - | $ - | $ (88,328) | $ (88,328) |
| **BALANCE - December 31,** | $ 1 | $ 395,199 | $ (564,333) | $ (169,133) |

See accompanying notes to financials to statements

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF CASH FLOW
December 31, 2017

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Loss | (88,328) |
| Adjustment to reconcile net income to net cash provided by operating activities; | |
| Changes in operating assets and liabilities: | |
| Increase in accounts Payable | 61,930 |
| Decrease in Other Assets | 79,785 |
| Increase in Deferred rent | 49,587 |
| Increase in Loans Payable | 291 |
| Net Cash provide by operating activities | 103,265 |
| Cash used in Financing activities | |
| Receivable from parent | (93,248) |
| Net Increase In Cash | 10,017 |
| Cash - beginning | 61 |
| Cash - ending | 10,078 |
| Income Tax payment | 0 |

See accompanying notes to financials to statements

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") (a Delaware corporation) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company must meet certain net capital requirements as a member of FINRA. Because of a net capital deficiency, the Company has not done business since November 26, 2014. The Company provided advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engaged in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has not done business since November 26, 2014. Further, the Company does not appear to be able to meet its obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. As of December 31, 2017, the Company's financial statements do not include any adjustments related to the carrying value of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to establish itself as a going concern is dependent on its ability to collect from an investment banking deal which may or may not close and the Company's ability to raise money from outside investors or receive additional funding from its Parent. The outcome of these matters cannot be determined at this time.

Revenue recognition

The Company has not conducted a business in 2017 and has no revenue.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting

principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company and its Parent file consolidated income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2013.

## NOTE 3. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. The effective tax rates differs from the Company's statutory tax rate due to the use of a net operating loss carryforward against the current year's net income offset by reversal of the valuation allowance on this asset.

## NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has a service, space sharing, and expense agreement with its parent. The parent pays 50% of the rent and other administrative costs not directly related to the company.

## NOTE 5. COMPUTATIONFOR EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had a net capital of ($350,562) and a minimum net capital requirement of $22,043. This resulted in a total deficit of ($374,604).

The Company ceased conducting a securities business on 11/26/2014.The Company has not been in net capital compliance since that time. The Company has not conducted a securities business while under capital and will not conduct a business until sufficient funds are infused or received.

## NOTE 6. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2017, the Company was not involved in any significant litigation.

## NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 6, 2018, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2017.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION Net Capital Under Rule 15c3-1
December 31, 2017

| | |
|---|---|
| Shareholder Deficit | $ (169,133) |
| Deductions for non-allowable assets | |
| Recievable From Parent | |
| Other Assets | |
| Total non-allowable assets | $ 181,429 |
| Net Capital | $ (350,562) |
| Computaion of basic net capital requirements: | |
| Minimum net Capital requirements of 6 2/3 % of the average indedtedness of $360,640 | $ 24,043 |
| Statutory minimum net capital | $ 5,000 |
| Net capital requirement ( greater of the minimum calculation or the stateutory amount) | $ 24,043 |
| Excess net capital (net capital less net capital required) | $ (374,605) |
| Percentage of aggregate indebtedness to net capital | -102.87% |

**Statement Pursuant to Rule 17a-5(d)(4)**
There are no material differenceces between the computation detailed above and the Company's computations of net capital as reported in the unaudited PartIIA of Form X-17A-5A filing as of December 31, 2017

SUPPLEMENTARY INFORMATION

# FIELDSTONE

1120Avenue of the Americas, 4th Hoor, New York, NY 10036 (212) 626-1400

**FIELDSTONE SERVICES CORP EXEMPTION REPORT**

Fieldstone Services Corp is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Fieldstone Services Corp claimed an exemption from 240.l5c3-3 under paragraph (k)(2)(ii) of the rule during the 2016 fiscal year.

(2) Fieldstone Services Corp met the identified exemption provisions under 240.1Sc3-3(k)(2)(ii) during the most recent fiscal year without exception.

Fieldstone Services Corp Exemption Report

I, Manfred Ernst, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date of Report: February 28, 2018

**MICHAEL DAMSKY CPA, P.C.**
**260 MIDDLE COUNTRY ROAD**
**SELDEN, NEW YORK 11784**
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

Mr. Manfred Ernst
Fieldstone Services Corp.
New York, NY 10036

Dear Mr. Ernst:

We have reviewed management's statements, included in the accompanying Financial Report in which Fieldstone Services Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which claimed an exemption from 17 C.F.R. § 240.15c3-3: Fieldstone Services Corp identified 15c-3-3(k)(2)(ii) and Fieldstone Services Corp stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Fieldstone Services Corp management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fieldstone Services Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

**MICHAEL DAMSKY CPA, P.C.**

*Michael Damsky*

Selden, New York

February 28, 2018

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

**INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Members of Fieldstone Services Corp.
New York, New York

We have examined the financial statements of Fieldstone Services Corp.as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2016 and have issued a report thereon dated February 28, 2018. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Fieldstone Services Corp.for the year ended December 31, 2017. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2017, to December 31, 2017, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Fieldstone Services Corp. taken as a whole.

Very truly yours,

*Michael Damsky, CPA*

**MICHAEL DAMSKY CPA, P.C.**
Selden, New York
February 28, 2018

**SIPC-7**
(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

**SIPC-7**
(35-REV 6/17)

For the fiscal year ended 2017
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fieldstone Services Corp.
1120 Avenue of Americas 4th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Bell 917-9234649

**WORKING COPY**

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 0 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid | ( - ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 0 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 0 |
| G. | **PAYMENT:** √ the box **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **Total (must be same as F above)** | $ ______ |
| H. | Overpayment carried forward | $( ______ ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fieldstone Services Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February, 2018.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 84936 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation) | 84936 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________ | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0015 Rate effective 1/1/2017 | $ 0 |
| | (to page 1, line 2.A.) |

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:**
**Bank Name: Citibank, New York**
**Swift: CITIUS33**
**ABA#: 021000089**
**Account Number: 30801482**
**Address: 111 Wall Street, New York, New York 10043 USA**
**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."**
**Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.**

**SIPC-6** (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Payment Form

**For the first half of the fiscal year ending 12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-6** (35-REV 6/17)

**TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******744********************ALL FOR AADC 100
43249 FINRA DEC
FIELDSTONE SERVICES CORP
1120 AVENUE OF THE AMERICAS FL 4
NEW YORK, NY 10036-6700

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MANFRED ERNST 212 626 1433

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ Ø

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due ______

B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

C. Total assessment and interest due $ Ø

D. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as C above)** $ Ø

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 27 day of JUNE, 20 17.

FIELDSTONE SERVICES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRES.
(Title)

**This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 6/30/2017

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) | $ Ø |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ Ø |
| 2e. General Assessment @ .0015 | $ Ø (to page 1, line 2.A.) |

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |
| FINRA | Financial Industry Regulatory Authority |
| NYSE | Arca, Inc. |
| NASDAQ | OMX PHLX |
| SIPC | Securities Investor Protection Corporation |